SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )*

                     CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
                   _________________________________________
                                (Name of Issuer)

                 Class A Common Stock, Par Value $.01 Per Share
                 ______________________________________________
                         (Title of Class of Securities)

                                    G20045103
                                 ______________
                                 (CUSIP Number)

                            Melissa J. Schwartz, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                _________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 23, 1999
                      _____________________________________
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 16 Pages
                             Exhibit Index: Page 15

                                                              Page 2 of 16 Pages

                                  SCHEDULE 13D

CUSIP No. G20045103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  ELEMENTAL LIMITED

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)        [ ]

6        Citizenship or Place of Organization

                  Gibraltar

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  3,196,818
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            3,196,818

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            3,196,818

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                         [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    17.27%

14       Type of Reporting Person*

                  CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 16 Pages

                                  SCHEDULE 13D

CUSIP No. G20045103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  MEDIA MOST LIMITED

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)             [ ]

6        Citizenship or Place of Organization

                  Gibraltar

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  3,196,818
   Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            3,196,818

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            3,196,818

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                          [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    17.27%

14       Type of Reporting Person*

                  CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 16 Pages

                                  SCHEDULE 13D

CUSIP No. G20045103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  MEDIA MOST B.V.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)             [ ]

6        Citizenship or Place of Organization

                  Netherlands

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  3,196,818
   Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            3,196,818

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            3,196,818

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                             [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    17.27%

14       Type of Reporting Person*

                  CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 16 Pages

                                  SCHEDULE 13D

CUSIP No. G20045103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  ZAO MEDIA MOST

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)        [ ]

6        Citizenship or Place of Organization

                  Russian Federation

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  3,196,818
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            3,196,818

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            3,196,818

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                          [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    17.27%

14       Type of Reporting Person*

                  CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 16 Pages

                                  SCHEDULE 13D

CUSIP No. G20045103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  DR. ANDREI V. TSIMAILO

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)             [ ]

6        Citizenship or Place of Organization

                  Russian Federation

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  3,196,818
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            3,196,818

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            3,196,818

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                             [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    17.27%

14       Type of Reporting Person*

                  IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 16 Pages

                                  SCHEDULE 13D

CUSIP No. G20045103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  VLADIMIR A. GOUSSINSKY

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)             [ ]

6        Citizenship or Place of Organization

                  Russian Federation; Israel

                           7        Sole Voting Power
  Number of                                 3,196,818
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   3,196,818
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            3,196,818

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                           [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    17.27%

14       Type of Reporting Person*

                  IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 16 Pages

                  This Statement on Schedule 13D relates to shares of Class A Common Stock, $0.01 par value per share (the "Shares"), of Central European Media Enterprises Ltd. (the "Issuer"). This Statement is being filed by the Reporting Persons (as defined herein) to report the recent acquisition of securities of the Issuer, as a result of which the Reporting Persons may be deemed to be the beneficial owners of more than 5% of the outstanding Shares of the Issuer.

Item 1.  Security and Issuer.

                  This Statement relates to the Shares. The address of the principal executive office of the Issuer is Clarendon House, Church Street, Hamilton, HM CX Bermuda.

Item 2.  Identity and Background.

                  This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)       Elemental Limited ("EL");

                  ii)      Media Most Limited ("MM Ltd.");

                  iii)     Media Most B.V. ("MM BV");

                  iv)      ZAO Media Most ("ZAO MM");

                  v)       Dr. Andrei V. Tsimailo ("Dr. Tsimailo"); and

                  vi)      Mr. Vladimir A. Goussinsky ("Mr. Goussinsky").

                  This Statement relates to Shares held for the account of EL.

                  EL is a Gibraltar company with its principal address at 57/63 Line Wall Road, Gibraltar. Currently, the principal business of EL is the purchasing of the Shares. Current information concerning the identity and background of the director of EL is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

                  MM Ltd. is a Gibraltar company with its principal address at 57/63 Line Wall Road, Gibraltar. The principal business of MM Ltd. is investing in, and managing, media and telecommunications companies. Current information concerning the identity and background of the officers of MM Ltd. is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

                  MM BV is a Netherlands company with its principal address at Locatellikade 1, 1076 AZ, Amsterdam, Netherlands. The principal business of MM BV is investing in, and managing, media and telecommunications companies. Current information concerning the identity and background of the director of MM BV is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

                  ZAO MM is a Russian company with its principal address at ulitsa Novy Arbat 36, Moscow 121205, Russian Federation. The principal business of ZAO MM is investing in, and managing, media and telecommunications companies. Current information concerning the identity and background of the directors and officers of ZAO MM is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

                                                              Page 9 of 16 Pages

                  Dr. Tsimialo is a citizen of the Russian Federation. The principal occupation of Dr. Tsimailo is serving as First Vice-Chairman of the Board of ZAO MM, which is carried out at ZAO MM's principal address.

                  Mr. Goussinsky is a citizen of the Russian Federation and Israel. The principal occupations of Mr. Goussinsky are serving as Chairman of the Board of ZAO MM, Company Executive of MM Ltd. and Chairman of the Board of NTV Broadcasting Company, a Russian company, which are carried out at ZAO MM's principal address.

                  EL is a wholly owned subsidiary of MM Ltd, as a result MM Ltd. may be deemed the beneficial owner of the Shares held for the account of EL. MM Ltd. is a wholly owned subsidiary of MM BV, as a result MM BV may be deemed the beneficial owner of the Shares held for the account of EL. MM BV is a wholly owned subsidiary of ZAO MM, as a result ZAO MM may be deemed the beneficial owner of the Shares held for the account of EL. Dr. Tsimailo, by virtue of his position as First Vice-Chairman of the Board of ZAO MM, may be deemed the beneficial owner of the Shares held for the account of EL. Mr. Goussinsky, by virtue of his position as Chairman of the Board of ZAO MM, may be deemed the beneficial owner of the Shares held for the account of EL.

                  During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding as a result of which it or he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

                  Approximately $6,069,899 was expended to purchase the securities reported herein as being acquired by EL in the last 60 days. The amount expended was provided by New Television Technologies Limited, a Gibraltar company and a wholly owned subsidiary of MM Ltd., in the form of an interest-free inter-company loan payable on demand.

                  The securities held for the account of EL may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.  Purpose of Transaction.

                  The securities reported herein as having been acquired for the account of EL were acquired because the securities are considered to be an attractive investment. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors, including as may relate to transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D. In addition, the Reporting Persons may seek to enter into discussions with the Issuer about potential areas of mutually beneficial business cooperation.

Item 5.  Interest in Securities of the Issuer.

                  (a) (i) Each of the Reporting Persons may be deemed the beneficial owner of the 3,196,818 Shares (approximately 17.27% of the total number of Shares outstanding) held for the account of EL.

                                                             Page 10 of 16 Pages

                  (b) (i) Each of EL, MM Ltd., MM BV, ZAO MM and Dr. Tsimailo may be deemed to have the shared power to direct the voting and disposition of the 3,196,818 Shares held for the account of EL.

                      (ii) Mr. Goussinsky may be deemed to have the sole power to direct the voting and disposition of the 3,196,818 Shares held for the account of EL.

                  (c) Except for the transactions listed on Annex B hereto, there have been no transactions effected with respect to the Shares since August 5, 1999 (60 days prior to the date hereof) by any of the Reporting Persons.

                  (d) Not applicable.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Not applicable.

Item 7.  Material to be Filed as Exhibits.

                  A. Joint Filing Agreement dated October 4, 1999 by and among EL, MM Ltd., MM BV, ZAO MM, Dr. Tsimailo and Mr. Goussinsky.

                                                             Page 11 of 16 Pages

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: October 4, 1999

                                 ELEMENTAL LIMITED


                                 By:      /S/ DAVID SHORTT
                                          --------------------------------------
                                          David Shortt
                                          Company Executive

                                 MEDIA MOST LIMITED


                                  By:     /S/ DAVID SHORTT
                                          --------------------------------------
                                          David Shortt
                                          Company Executive

                                 MEDIA MOST B.V.


                                 By:      ZAO Media Most
                                          Director


                                          By:  /S/ ANDREI V. TSIMAILO
                                               ---------------------------------
                                               Dr. Andrei V. Tsimailo
                                               First Vice-Chairman of the Board

                                 ZAO MEDIA MOST


                                 By:      /S/ ANDREI V. TSIMAILO
                                          --------------------------------------
                                          Dr. Andrei V. Tsimailo
                                          First Vice-Chairman of the Board


                                 DR. ANDREI V. TSIMAILO

                                 /S/ ANDREI V. TSIMAILO
                                 -----------------------------------------------



                                 VLADIMIR A. GOUSSINSKY


                                 /S/ VLADIMIR A. GOUSSINSKY
                                 -----------------------------------------------

                                                             Page 12 of 16 Pages



                                     ANNEX A




Director of EL
Name/Title/Citizenship                          Principal Occupation(s)                   Business Address
David Shortt                                    Director of EL and Company                57/63 Line Wall Road,
Director                                        Executive of MM Ltd.                      Gibraltar
(United Kingdom)



Officers of MM Ltd.
Name/Title/Citizenship                          Principal Occupation(s)                   Business Address
Vladimir A. Goussinsky                          Company Executive of MM                   ulitsa Novy Arbat 36,
Company Executive                               Ltd., Chairman of the Board               Moscow 121205
(Russian Federation, Israel)                    of ZAO MM and Chairman                    Russian Federation
                                                of the Board of NTV
                                                Broadcasting Company
Dzhavanfar Z. Zamani                            Company Executive of                      ulitsa Novy Arbat 36,
Company Executive                               MM Ltd. and General                       Moscow 121205
(Russian Federation)                            Director of ZAO MM                        Russian Federation
David Shortt                                    Company Executive                         57/63 Line Wall Road,
Company Executive                               MM Ltd. and Director of                   Gibraltar
(United Kingdom)                                EL



Director of MM BV
Name/Title/Citizenship                          Principal Occupation(s)                   Business Address
ZAO MM                                          Director of ZAO MM                        Locatellikade 1, 1076 AZ,
Director                                                                                  Amsterdam, Netherlands
(Russian Federation








                                                             Page 13 of 16 Pages






Directors and Officers of ZAO
MM
Name/Title/Citizenship                          Principal Occupation(s)                   Business Address
Vladimir A. Goussinsky                          Chairman of the Board of                  ulitsa Novy Arbat 36,
Chairman of the Board                           ZAO MM, Chairman of the                   Moscow 121205
(Russian Federation, Israel                     Board of NTV Broadcasting                 Russian Federation
                                                Company and Company
                                                Executive of MM Ltd.
Dr. Andrei V. Tsimailo                          First Vice-Chairman of the                ulitsa Novy Arbat 36,
First Vice-Chairman of the Board                Board of ZAO MM                           Moscow 121205
(Russian Federation)                                                                      Russian Federation
Dzhavanfar Z. Zamani                            General Director of ZAO                   ulitsa Novy Arbat 36,
General Director                                MM and Company Executive                  Moscow 121205
(Russian Federation)                            of MM Ltd.                                Russian Federation























To the best of the Reporting Persons' knowledge:

         (a)  None of the above persons hold any Shares.

         (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

                                                             Page 14 of 16 Pages



                                     ANNEX B

                    RECENT TRANSACTIONS IN THE SECURITIES OF
                     CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.


                                      Date of        Nature of           Number of      Net Average
For the Account of                  Transaction      Transaction         Securities     Purchase Price
------------------                  -----------      -----------         ----------     --------------
EL                                  9/13/99          PURCHASE            200,000           $1.6238

                                    9/14/99          PURCHASE            260,000           $1.9579

                                    9/16/99          SALE                  5,000           $2.3450

                                    9/17/99          PURCHASE            157,000           $2.7007

                                    9/20/99          PURCHASE             39,818           $2.7604

                                    9/21/99          PURCHASE            165,000           $2.6468

                                    9/22/99          PURCHASE             90,000           $2.2731

                                    9/23/99          PURCHASE            175,000           $2.0407

                                    9/24/99          PURCHASE            175,000           $1.9871

                                    9/27/99          PURCHASE            160,000           $1.9704

                                    9/28/99          PURCHASE             20,000           $2.2175

                                    9/29/99          PURCHASE            730,000           $1.7166

                                    9/30/99          PURCHASE            475,000           $1.7070

                                    10/1/99          PURCHASE            555,000           $1.7012





                                                             Page 15 of 16 Pages

                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.       Joint  Filing  Agreement  dated  October  4, 1999 by and
         among Elemental Limited,  Media Most Limited, Media Most
         B.V.,  ZAO  Media  Most,  Dr.  Andrei  V.  Tsimailo  and
         Vladimir A. Goussinsky..................................             16

                                                             Page 16 of 16 Pages


                                    EXHIBIT A

                             JOINT FILING AGREEMENT

                  The undersigned hereby agree that the statement on Schedule 13D with respect to the Class A Common Stock of Central European Media Enterprises Ltd. dated October 4, 1999 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934.

Date: October 4, 1999

                                ELEMENTAL LIMITED


                                By:      /S/ DAVID SHORTT
                                         ---------------------------------------
                                         David Shortt
                                         Company Executive

                                MEDIA MOST LIMITED


                                By:      /S/ DAVID SHORTT
                                         ---------------------------------------
                                         David Shortt
                                         Company Executive

                                MEDIA MOST B.V.


                                By:       ZAO Media Most
                                          Director


                                          By:  /S/ ANDREI V. TSIMAILO
                                               ---------------------------------
                                               Dr. Andrei V. Tsimailo
                                               First Vice-Chairman of the Board

                                ZAO MEDIA MOST


                                By:      /S/ ANDREI V. TSIMAILO
                                         ---------------------------------------
                                         Dr. Andrei V. Tsimailo
                                         First Vice-Chairman of the Board

                                DR. ANDREI V. TSIMAILO


                                /S/ ANDREI V. TSIMAILO
                                ------------------------------------------------


                                VLADIMIR A. GOUSSINSKY


                                /S/ VLADIMIR A. GOUSSINSKY
                                ------------------------------------------------